SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   000-49972

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR

For Period Ended: July 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:	In Veritas Medical Diagnostics, Inc
Former name if applicable:
Address of principal executive office:	The Greenhouse, Beechwood Business Park North
City, state and zip code:	Inverness, Scotland IV2 3BL

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis.  The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the Company’s financial information on a consolidated basis, could not be completed without incurring undue hardship and expense.  The registrant undertakes the responsibility to file such quarterly report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Martin Thorp	(011 44)	207-499-1730
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended July 31, 2006, the registrant had revenues of $1,271,130 and a net loss of $1,848,797; for the year ended July 31, 2007, the registrant had revenues of $0 and a net loss of approximately $3,500,000.  Results for the year ended July 31, 2007 remain subject to further adjustment and actual results may vary significantly from the foregoing estimates.  The reduction in revenues is attributable to the ending of a revenue generating development.  The increase in net loss is attributable to an absence of revenues, greater focus on research and development activity and an increase in interest expense charged during the year.

In Veritas Medical Diagnostics, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 2007	By:	/s/ Martin E. Thorp
Name: Martin E. Thorp
Title: Chief Financial Officer